John Kelby Mathis History

2017: Dynamic Rentals - Camera Tech - August-December

2018/Present: Nonlinear Studios - Producer/Director/Co-Owner
Sold: Midnight Runner (Global Digital Releasing) Directed/Produced various Music videos under Nonlinear Productions. Music Videos: So Cool (Mannequin Online), Sorrow (Plasi) and Resurrection (Luke Gawne)

2019: Space Jam (Warner Bros) - Eco Production Assistant

2019: West World (HBO) Production Assistant

2019: Listen To Your Vegetables and Eat Your Parents (Netflix) Office Production Assistant

2020: Where's Rose (Where's Rose LLC) Writer/Director